UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12 )


                           Publix Super Markets, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    None
                                    ----
                               (CUSIP Number)

Tina P. Johnson, 1936 George Jenkins Blvd., Lakeland, FL 33815 (863)688-1188
----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 January 23, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f), or 13d-1(g), check the following box
____.

                                  SCHEDULE 13D
CUSIP No.    None                                           Page 2 of 5 Pages
             ----                                               --   --


1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Howard M. Jenkins   ###-##-####

2     Check the Appropriate Box if A Member of a Group

                                                                 (a) ___

                                                                 (b) ___

3     SEC Use Only



4     Source of Funds

      Not applicable.

5     Check if Disclosure of Legal Proceedings is Required           ___
      Pursuant to Item 2(d) or 2(e)


6     Citizenship or Place of Organization

      United States


Number of
Shares               7  Sole Voting Power              2,451,466
Beneficially
Owned By             8  Shared Voting Power            3,994,016
Each
Reporting            9  Sole Dispositive Power         2,451,466
Person
With:                10 Shared Dispositive Power       3,994,016

11    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,445,482

12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ____



13    Percent of Class Represented by Amount in Row (11)

      3.29%

14    Type of Reporting Person

      IN

                                  SCHEDULE 13D
CUSIP No.    None                                           Page 3 of 5 Pages
             ----                                               --   --


Item 1.  Security and Issuer

         Common Stock, Par Value $1.00 Per Share
         Publix Super Markets, Inc.
         1936 George Jenkins Boulevard
         Lakeland, Florida 33815

Item 2.  Identity and Background

(a)      Howard M. Jenkins
(b)      1936 George Jenkins Boulevard, Lakeland, Florida 33815
(c)      Chairman of the Board and Director
         Publix Super Markets, Inc.
         1936 George Jenkins Boulevard, Lakeland, Florida 33815
(d)      No
(e)      No
(f)      United States

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction

(a) The changes in beneficial ownership since the filing of the eleventh amendment to the initial statement are as a result of activity reflected on Schedule 1 attached hereto and a disposition of shares described in Item 4(c).
(b)      Not applicable.
(c) HJ Properties Limited Partnership was dissolved and upon its liquidation, shares were transferred to the partners. For the current ownership of these shares, see Schedule 2 attached hereto. The dissolution of HJ Properties Limited Partnership was effectuated for estate planning purposes. Of the 5,492,638 shares transferred from HJ Properties Limited Partnership, 5,382,731 shares are now owned by The HMJ Trust, which benefits Mr. Jenkins' heirs. Mr. Jenkins has no voting or dispositive power over assets held in this trust.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.
(g)      Not applicable.
(h)      Not applicable.
(i)      Not applicable.
(j)      Not applicable.

                                 SCHEDULE 13D
CUSIP No.    None                                           Page 4 of 5 Pages
             ----                                               --   --

Item 5.  Interest in Securities of the Issuer

(a)   6,445,482 shares of common stock, approximately 3.29% of the class
(b)   Sole Voting Power:  2,451,466
      Shared Voting Power:  3,994,016
      Sole Dispositive Power:  2,451,466
      Shared Dispositive Power:  3,994,016
      For information regarding the shares held with shared voting and shared dispositive powers, see (d) below.
(c)   See Item 4(a) and 4(c) above.
(d)   Sole power to vote and sole power to dispose of 2,288,753 shares
      (owned by Mr.Jenkins individually and held directly); sole power to vote and sole power to dispose of 610 shares (owned by Mr.Jenkins' minor children with him as custodian); sole power to vote and sole power to dispose of 113,289 shares (owned by the Barnett Children's Irrevocable Trust, Howard Jenkins as Trustee); sole power to vote and sole power to dispose of 17,762 shares (owned by the Wesley Robinson Barnett Trust, Howard Jenkins as Trustee); sole power to vote and sole power to dispose of 31,052 shares (owned by the Nicholas Jenkins Barnett Trust, Howard Jenkins as Trustee); shared power to vote and shared power to dispose of 3,939,090 shares (owned by Meralex Limited Partnership); shared power to vote and shared power to dispose of 54,926 shares (owned by BBM, Inc.).

      Mr. Jenkins is shown as having shared voting and shared dispositive power for the 3,939,090 shares held in the Meralex Limited Partnership. The General Partner of the Partnership, with control over voting and disposition of shares, is BBM, Inc. (formerly known as Jenkins Baldwin Corporation), a Delaware corporation, with a principal address of 3801 Overbrook, Houston, Texas 77027. Mr. Jenkins, Benjamin West, James Howard and George Patterson are the stockholders of BBM, Inc.

      Mr. Jenkins is shown as having shared voting and shared dispositive power for 54,926 shares in BBM, Inc., a Delaware corporation, with a principal address of 3801 Overbrook, Houston, Texas, 77027. Mr. Jenkins, Benjamin West, James Howard and George Patterson are the stockholders of BBM, Inc.
(e)   January 23, 2002

Item  6.  Contracts,   Arrangements,   Understandings  or  Relationships
with Respect to Securities of the Issuer

          See Item 5(d) above.

Item 7.  Material to be Filed as Exhibits

          None.

                                 SCHEDULE 13D
CUSIP No.    None                                           Page 5 of 5 Pages
             ----                                               --   --




                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     /s/ Howard M. Jenkins
                                    ----------------------
                                    Howard M. Jenkins


Date:  February 14, 2002

                                   Schedule 1

                    Transactions of Shares Beneficially Owned
                              by Howard M. Jenkins




                                                                         Value of Shares
                                 Voting and                   Number           on
  Date of                        Dispositive   Type of         of        Transaction Date   Description of
Transaction  Share Registration     Power    Transaction      Shares     (as applicable)    Transaction
-----------  ------------------     -----    -----------      ------      -------------     -----------

 03/20/2001  Howard M. Jenkins      Sole        Sale           14,500          $48.25
             (as an individual)

 03/20/2001  Meralex Limited        Shared      Sale          107,003          $48.25
             Partnership

 04/16/2001  Howard M. Jenkins      Sole        Acquisition   450,000                      Received as a
             (as an individual)                                                            distribution
                                                                                           from a family
                                                                                           trust.
 05/04/2001  Howard M. Jenkins      Sole        Sale          103,093          $48.50
             (as an individual)

 12/10/2001  HJ Properties          Sole        Sale          291,703          $41.00
             Limited Partnership

 12/26/2001  Howard M. Jenkins      Sole        Gift            9,388                      Shares were
             (as an individual)                                                            gifted to
                                                                                           various
                                                                                           charitable
                                                                                           organizations.





                                   Schedule 2

         HJ Properties Limited Partnership was dissolved and, as a result, a total of 5,492,638 shares were received by various entities as listed below.



                                                                           Value of
                                                                          Shares on
                                  Principal Address                      Transaction
  Date of      Recipient of         of Receiving           Number of         Date                 Description of
Transaction       Shares              Entity                 Shares     (as applicable)             Transaction
-----------       ------              ------                 ------      -------------              -----------

 01/23/2002  Howard M. Jenkins   1936 George Jenkins Blvd.   54,981                            These shares continue to be
             (as an individual)  Lakeland, FL  33815                                           reported as beneficially owned
                                                                                               by Howard M. Jenkins with sole
                                                                                               voting and sole dispositive powers.

 01/23/2002  BBM, Inc.           3801 Overbrook              54,926                            These shares continue to be reported
                                 Houston, TX 77027                                             as beneficially owned by Howard M.
                                                                                               Jenkins with shared voting and
                                                                                               shared dispositive powers.

 01/23/2002  The HMJ Trust       3801 Overbrook           5,382,731                            These shares are no longer
                                 Houston, TX 77027                                             reportable as beneficially owned
                                                                                               by Howard M. Jenkins, as the trust
                                                                                               exists to benefit his heirs. Mr.
                                                                                               Jenkins has no voting or dispositive
                                                                                               powers over the shares in the trust.
